                                                Filed Pursuant to Rule 424(B)(3)
                                                      Registration No. 333-88674

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 30, 2002

                                7,000,000 Shares

                     (OIL STATES INTERNATIONAL, INC. LOGO)

                         OIL STATES INTERNATIONAL, INC.

                                  Common Stock

                               ------------------

     The shares of common stock are being sold by the selling stockholders.

     Our common stock is listed on the New York Stock Exchange under the symbol "OIS." The last reported sale price on February 13, 2003 was $11.30 per share.

     The underwriters have an option to purchase a maximum of 1,050,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT.

                                                                               UNDERWRITING          PROCEEDS TO
                                                            PRICE TO           DISCOUNTS AND           SELLING
                                                             PUBLIC             COMMISSIONS         STOCKHOLDERS
                                                       -------------------  -------------------  -------------------
Per Share............................................        $11.00               $0.578               $10.422
Total................................................      $77,000,000          $4,046,000           $72,954,000

     Delivery of the shares of common stock will be made on or about February 20, 2003.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

     CREDIT SUISSE FIRST BOSTON                        GOLDMAN, SACHS & CO.

                               SIMMONS & COMPANY
                                 INTERNATIONAL

CIBC WORLD MARKETS            JEFFERIES & COMPANY            RBC CAPITAL MARKETS

          The date of this prospectus supplement is February 13, 2003.

                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT SUMMARY........    S-1
RISK FACTORS.........................    S-9
PRICE RANGE OF COMMON STOCK..........   S-14
DIVIDEND POLICY......................   S-14
CAPITALIZATION.......................   S-15
SELLING STOCKHOLDERS.................   S-16
REGISTRATION RIGHTS..................   S-17

                                        PAGE
                                        ----
MATERIAL UNITED STATES FEDERAL TAX
  CONSEQUENCES TO NON-U.S. HOLDERS OF
  COMMON STOCK.......................   S-18
UNDERWRITING.........................   S-21
NOTICE TO CANADIAN RESIDENTS.........   S-23
LEGAL MATTERS........................   S-24

                                   PROSPECTUS

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS................      i
WHERE YOU CAN FIND MORE
  INFORMATION........................     ii
CAUTIONARY STATEMENT REGARDING
  FORWARD-LOOKING STATEMENTS.........    iii
OIL STATES INTERNATIONAL, INC........      1
USE OF PROCEEDS......................      1

                                        PAGE
                                        ----
DESCRIPTION OF CAPITAL STOCK.........      1
SELLING STOCKHOLDERS.................      7
PLAN OF DISTRIBUTION.................      7
EXPERTS..............................      9
LEGAL MATTERS........................      9

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but does not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, in their entirety before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters' over-allotment option. Unless otherwise indicated, or the context otherwise requires, references to "Oil States," "we," "us" and "our" or similar terms are to Oil States International, Inc. and its subsidiaries.

OUR COMPANY

     We are a leading provider of specialty products and services to oil and gas drilling and production companies throughout the world. We operate in a substantial number of the world's most active oil and gas producing regions, including the Gulf of Mexico, U.S. onshore, Canada, West Africa, the Middle East, South America and Southeast Asia. Our customers include many of the major and independent oil and gas companies and other oilfield service companies.

     We believe that our operating and financial performance has been strong since our initial public offering in February 2001 due to:

     - our leadership position in various product and service niches;

     - improving fundamentals in deepwater oil and gas development activities and North American natural gas development and production activities;

     - our diversity of operations, which helps us mitigate the earnings and cash flow volatility within each of our segments; and

     - proactive measures we have taken to make our operations more efficient.

     We operate in three principal business segments: offshore products, well site services and tubular services.

  OFFSHORE PRODUCTS

     Through our offshore products segment, we design and manufacture cost-effective, technologically advanced products for the offshore energy industry. Our products are used in both shallow and deepwater producing regions. In addition, this segment provides onshore oil and gas, defense and general industrial products and services.

     We design, manufacture, fabricate, inspect, assemble, repair, test and market subsea equipment and offshore vessel and rig equipment. Our products are components of equipment used for the drilling and production of oil and gas wells on offshore fixed platforms and mobile production units, including floating platforms and floating production, storage and offloading vessels, and on other marine vessels, floating rigs and jack-ups. We believe that sales of our equipment for offshore infrastructure development and new rig construction will be important sources of future revenues. Our products and services include:

     - flexible bearings and connector products;

     - subsea pipeline products;

     - marine winches, mooring and lifting systems and rig equipment;

     - blowout preventor stack assembly, integration, testing and repair services; and

     - other products and services.

     We have facilities in Arlington, Houston and Lampasas, Texas; Houma, Louisiana; Tulsa, Oklahoma; Scotland; Brazil; England; and Singapore that support our offshore products segment.

  WELL SITE SERVICES

     Our well site services segment provides a broad range of products and services that are used to establish and maintain the flow of oil and gas from a well throughout its lifecycle. Our services include workforce accommodations, catering and logistics services, rental equipment, drilling services and workover services. We use our workforce accommodation facilities, rental equipment, fleet of workover and drilling rigs and related equipment to service well sites for oil and natural gas companies. Our products and services are used in both onshore and offshore applications through the exploration, development, production and abandonment phases of a well's life.

     Workforce Accommodations, Catering and Logistics. We are a leading provider of fully integrated products and services required to support a workforce at a remote location, including workforce accommodations, food services, remote site management services and modular building construction. We provide complete design, manufacture, installation, operation and redeployment logistics services for oil and gas drilling, oil sands mining, diamond mining, pipeline construction, offshore construction, disaster relief services or any other industry that requires remote site logistics projects. Our workforce products and services operations are primarily focused in Canada and the Gulf of Mexico. During the peak of our operating season, we typically provide logistics services in over 200 separate locations throughout the world to remote sites with populations ranging from 20 to 2,000 persons.

     Rental Equipment. Our rental equipment business provides a wide range of products for use in the offshore and onshore oil and gas industry, including:

     - wireline and coiled tubing pressure control equipment;

     - pipe recovery systems; and

     - surface-based pressure control equipment used in production operations.

     As of December 31, 2002, we provided rental equipment at 19 U.S. distribution points in Texas, Louisiana, Oklahoma, Mississippi, New Mexico and Wyoming.

     Drilling Services. Our drilling services business is located in Odessa, Texas and Wooster, Ohio and provides drilling services for shallow to medium depths ranging from 2,000 to 9,000 feet. We have a total of 15 semi-automatic drilling rigs with hydraulic pipe handling booms and lift capacities ranging from 200,000 to 300,000 pounds.

     Workover Services. We provide our workover products and services primarily to customers in the U.S., Venezuela, the Middle East and West Africa, for both onshore and offshore applications. Our hydraulic workover units are used for workover operations and snubbing operations in pressure situations. Our hydraulic drilling and workover rigs are also capable of providing underbalanced drilling and workover services. As of December 31, 2002, we had 27 "stand alone" hydraulic workover units.

  TUBULAR SERVICES

     Through our tubular services segment, we distribute oil country tubular goods, or OCTG, and provide associated OCTG finishing and logistics services to the oil and gas industry. Oil country tubular goods consist of casing and production tubing. Through our tubular services segment, we:

     - distribute premium tubing and casing;

     - provide threading, remediation, logistical and inventory services; and

     - offer e-commerce pricing, ordering and tracking capabilities.

     We serve a customer base ranging from major oil companies to small independents. Through our key relationships with more than 20 domestic and foreign manufacturers of oilfield specialty pipe, we deliver tubular products and ancillary services to oil and gas companies, drilling contractors and consultants predominantly in the United States. We do not manufacture any of the tubular goods that we distribute. We operate our tubular services segment from a total of eight facilities and have offices located near areas of oil and gas exploration and development activity.

     A-Z Terminal. Our A-Z Terminal pipe maintenance and storage facility in Crosby, Texas is equipped to provide a full range of tubular services, giving us strong customer service capabilities. Our A-Z Terminal is on 109 acres, is an ISO 9002-certified facility and has more than 1,400 pipe racks and two double-ended thread lines. We have exclusive use of a permanent third-party inspection center within the facility. The facility also includes indoor chrome storage capability and patented pipe cleaning machines.

     We offer services at our A-Z Terminal facility typically outsourced by other distributors, including threading, inspection, cleaning, cutting, logistics, rig returns, installation of float equipment and non-destructive testing.

OUR GROWTH STRATEGY

     We intend to grow our revenue and profitability while continuing to provide our customers with dependable, high-quality products and services. We believe we can implement our growth strategy largely using our existing facilities. The key elements of our growth strategy are to:

     - capitalize on deepwater development and natural gas drilling and production activity;

     - continue to expand our product and service offering geographically;

     - increase capacity in several equipment constrained business lines; and

     - increase market share and expand our product offerings through acquisitions.

RISK FACTORS

     Prospective investors should carefully consider the matters described under "Risk Factors," as well as the other information in this prospectus supplement and the accompanying prospectus, including that sales of our products and services depend on oil and gas industry expenditure levels, our results may fluctuate based on the cyclicality of the oil and gas industry and political and economic disruptions in the foreign countries in which we operate may adversely affect our results.

RECENT DEVELOPMENTS

  FOURTH QUARTER 2002 RESULTS

     On February 3, 2003, we announced our results of operations for the quarter and year ended December 31, 2002. Net income for the fourth quarter of 2002 was $11.5 million, or $0.23 per diluted share, compared to net income of $11.1 million, or $0.23 per diluted share, in the fourth quarter of 2001. The 2002 results reflect our adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which eliminated the amortization of goodwill effective January 1, 2002. We amortized $1.9 million, or $0.04 per diluted share, of goodwill in the fourth quarter of 2001. Additionally, our effective tax rate increased from 5.0% in the fourth quarter of 2001 to 22.3% in the most recent quarter, negatively impacting the fourth quarter 2002 results by approximately $0.05 per diluted share. For a further discussion of our effective tax rate, see Note 3 to our summary unaudited financial information set forth under the caption "-- Summary Unaudited Financial Information" below.

     For the fourth quarter of 2002, we had revenues of $160.8 million, operating income of $15.8 million and operating income before depreciation and amortization, or EBITDA as defined, of $22.3 million, compared to revenues of $179.4 million, operating income of $12.7 million and EBITDA as defined of $20.3 million for the fourth quarter of 2001. Our well site services and tubular services segments were negatively impacted in the fourth quarter of 2002 by the 15.7% year-over-year decline in the average U.S. rig count and by Gulf of Mexico tropical storms. In addition, our well site services segment was negatively impacted by a delayed start of the Canadian winter drilling season due to warm weather and by reduced manufacturing contributions from our Canadian accommodations business. Our well site services segment generated revenues and operating income of $48.1 million and $6.9 million, respectively, in the fourth quarter of 2002, representing declines of $10.2 million, or 17.5%, and $3.2 million, or 31.8%, respectively, compared to the fourth quarter of 2001. Our tubular services segment generated $56.8 million of revenues and $2.9 million of operating income in the fourth quarter of 2002, representing declines of $28.2 million, or 33.2%, and $0.1 million, or 4.7%, respectively, compared to the fourth quarter of 2001. However, increased demand in our offshore products segment generated $55.9 million of revenues and $7.7 million of operating income, representing increases of $19.9 million, or 55.1%, and $5.8 million, or 305.7%, respectively, compared to the fourth quarter of 2001.

     For a further discussion of EBITDA as defined, see Note 4 to our summary unaudited financial information set forth under the caption "-- Summary Unaudited Financial Information" below.

 OFFSHORE PRODUCTS BACKLOG

     Despite strong product shipments in the fourth quarter of 2002, backlog in our offshore products segment was $100.1 million at December 31, 2002, compared to $104.0 million at September 30, 2002 and $72.4 million at December 31, 2001. We expect over 95% of our backlog as of December 31, 2002 to be completed in 2003. Our offshore products backlog consists of firm customer purchase orders for which satisfactory credit or financing arrangements exist and delivery is scheduled. In some instances, these purchase orders are cancelable by the customer, subject to the payment of termination fees and/or the reimbursement of our costs incurred. Our backlog as of any particular date may not be indicative of our actual operating results for any future period.

 AMENDMENT TO CREDIT FACILITY

     On December 12, 2002, we amended our $150 million senior secured revolving credit facility to extend the maturity and increase the committed availability, among other things. The maturity was extended one year to January 25, 2005, and the committed availability was increased to $168 million from $150 million. As of January 27, 2003, we had approximately $38 million of unused borrowing capacity under the facility.

 ACQUISITIONS

     In the third quarter of 2002, we completed the following five acquisitions, two of which were in our well site services segment and three of which were in our offshore products segment:

     - Edge Wireline Rentals Inc., a Louisiana-based supplier of rental tools to the oil and gas service industry;

     - J.V. Oilfield Rentals & Supply, Inc., a Louisiana-based supplier of rental tools to the oil and gas service industry;

     - Barlow Hunt, Inc., an Oklahoma-based elastomer molding company;

     - certain assets and related liabilities of Big Inch Marine Services, Inc., a Texas-based subsidiary of Stolt Offshore, Inc., which provides subsea pipeline equipment and repair services; and

     - Applied Hydraulic Systems, Inc., a Louisiana-based offshore crane manufacturer and crane repair service provider.

     The total consideration for these acquisitions was approximately $70 million, which was financed primarily with borrowings under our credit facility.

THE OFFERING

Common stock offered by the selling             7,000,000 shares
  stockholders..............................
Common stock outstanding(1).................    48,533,116 shares
Use of proceeds.............................    We will not receive any of the proceeds of
                                                this offering.
New York Stock Exchange symbol..............    "OIS"

---------------

(1) As of January 31, 2003. The number of shares outstanding excludes 2,423,990 shares of common stock issuable upon exercise of options outstanding as of January 31, 2003 under our 2001 Equity Participation Plan, as amended and restated. The number includes 66,667 shares of restricted stock granted under the plan and includes 612,071 shares issuable as of January 31, 2003 upon the exchange of exchangeable shares held by the former shareholders of one of our Canadian subsidiaries.

                    SUMMARY UNAUDITED FINANCIAL INFORMATION

     The summary financial data on the following pages include (a) summary unaudited financial information of our company as of and for the year ended December 31, 2002 and (b) summary unaudited historical pro forma financial information of our company as of and for the years ended December 31, 2001, 2000 and 1999. The following data should be read in conjunction with "Item 6. Selected Financial Data," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and our Combined, Pro Forma Combined and Consolidated Financial Statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in the accompanying prospectus.

                                                                         PRO FORMA(1)
                                                                ------------------------------
                                                              YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------
                                                       2002       2001       2000       1999
                                                     --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...........................................  $616,848   $719,722   $595,647   $487,380
Expenses
  Costs of sales and operating expenses............   487,053    582,934    482,662    405,652
  Selling, general and administrative..............    51,791     51,157     46,146     43,815
  Goodwill amortization(2).........................        --      7,511      7,460      8,075
  Depreciation and other amortization..............    23,312     21,182     19,269     18,231
  Other expense (income)...........................       132       (347)       (69)     2,448
                                                     --------   --------   --------   --------
Operating income...................................    54,560     57,285     40,179      9,159
                                                     --------   --------   --------   --------
Net interest expense...............................    (4,394)    (8,394)    (9,260)   (10,943)
Other income (expense).............................       863         87         89       (534)
                                                     --------   --------   --------   --------
Income (loss) before income taxes..................    51,029     48,978     31,008     (2,318)
Income tax (expense) benefit(3)....................   (11,357)    (2,090)    (4,542)     3,979
                                                     --------   --------   --------   --------
Income from continuing operations before minority
  interest.........................................    39,672     46,888     26,466      1,661
Minority interest..................................         4          4        (30)       (31)
                                                     --------   --------   --------   --------
Income from continuing operations before
  extraordinary items..............................  $ 39,676   $ 46,892   $ 26,436   $  1,630
                                                     ========   ========   ========   ========
Income from continuing operations before
  extraordinary items per common share
  Basic............................................  $   0.82   $   0.97   $   0.55   $   0.03
                                                     ========   ========   ========   ========
  Diluted..........................................  $   0.81   $   0.96   $   0.55   $   0.03
                                                     ========   ========   ========   ========
OTHER DATA:
EBITDA as defined(4)...............................  $ 77,872   $ 85,978   $ 66,908   $ 35,465
Cash flows used in investing activities -- capital
  expenditures.....................................    26,086     29,718

                                                               DECEMBER 31, 2002
                                                               -----------------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................       $ 11,118
Net property and equipment..................................        167,146
Total assets................................................        644,216
Long-term debt and capital leases, including current
  maturities................................................        134,205
Total stockholders' equity..................................        387,579

                                                     footnotes on following page

---------------

(1) The unaudited pro forma statements of operations for 1999, 2000 and 2001 and other financial data give effect to:

     - our initial public offering of 10,000,000 shares at $9.00 per share in February 2001 and the application of the net proceeds to us;

     - our issuance of 4,275,555 shares of common stock to SCF-III, L.P. and SCF-IV, L.P., private equity funds that focus on investments in the energy industry (together, "SCF"), in exchange for approximately $36.0 million of our indebtedness held by SCF effected in connection with our initial public offering;

     - the three-for-one reverse stock split of Oil States common stock effected in connection with our initial public offering;

     - the combination of Oil States, HWC Energy Services, Inc. and PTI Group, Inc. immediately prior to our initial public offering (the "Combination"), excluding the minority interest of each company, as entities under common control from the dates such common control was established using reorganization accounting, which yields results similar to pooling of interest accounting;

     - the acquisition of the minority interests of Oil States, HWC and PTI in the Combination using the purchase method of accounting as if the acquisition occurred on January 1, 1999, 2000 and 2001, respectively; and

     - the acquisition of Sooner, Inc. in the Combination using the purchase method of accounting as if the acquisition occurred on January 1, 1999, 2000 and 2001, respectively.

(2) In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which we adopted effective January 1, 2002. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Accordingly, beginning in 2002, we no longer amortize goodwill. See "Risk
    Factors -- Risks Related to Our Operations -- If we have to write off a significant amount of goodwill, our earnings will be negatively affected."

(3) Our effective tax rate is affected by our net operating loss carry forwards. Our 2002 effective tax rate for financial reporting purposes was approximately 22%. Although there are a number of factors that could affect it, we currently estimate that our 2003 effective tax rate for financial reporting purposes will be approximately 30%. See "Part I -- Financial Information, Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Tax Matters" in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, which is incorporated by reference in the accompanying prospectus.

(4) EBITDA as defined consists of operating income before goodwill amortization, depreciation and other amortization expense. EBITDA as defined is not a measure of financial performance under generally accepted accounting principles. You should not consider it in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity. Additionally, EBITDA as defined may not be comparable to other similarly titled measures of other companies. We have included EBITDA as defined as a supplemental disclosure because our management believes that it provides useful information regarding our ability to service debt and to fund capital expenditures and provides investors a helpful measure for comparing our operating performance with the performance of other companies that have different financing and capital structures or tax rates. We use EBITDA as defined to compare and to monitor the performance of each of our segments to other comparable public companies and as a benchmark for the award of incentive compensation under our annual incentive compensation plan.

     We believe that operating income is the financial measure calculated and presented in accordance with generally accepted accounting principles that is most directly comparable to EBITDA as defined. The following table reconciles EBITDA as defined with our operating income, as derived from our unaudited financial information:

                                                                            PRO FORMA
                                                                   ---------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                         -------------------------------------
                                                          2002      2001      2000      1999
                                                         -------   -------   -------   -------
                                                                    (IN THOUSANDS)
    Operating Income...................................  $54,560   $57,285   $40,179   $ 9,159
    Plus: Goodwill amortization........................       --     7,511     7,460     8,075
    Plus: Depreciation and other amortization..........   23,312    21,182    19,269    18,231
                                                         -------   -------   -------   -------
    EBITDA as defined..................................  $77,872   $85,978   $66,908   $35,465
                                                         =======   =======   =======   =======

                                  RISK FACTORS

     Before you invest in our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, before you decide to purchase shares of our common stock. If any of the adverse events described below actually occur, our business, financial condition and operating results could be materially adversely affected. As a result, the trading price of our common stock could decline and you may lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS GENERALLY

 DECREASED OIL AND GAS INDUSTRY EXPENDITURE LEVELS WILL ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We depend upon the oil and gas industry and its willingness to make expenditures to explore for, develop and produce oil and gas. If these expenditures decline, our business will suffer. The industry's willingness to explore, develop and produce depends largely upon the prevailing view of future product prices. Many factors affect the supply and demand for oil and gas and therefore influence product prices, including:

     - the level of production;

     - the levels of oil and gas inventories;

     - the expected cost of developing new reserves;

     - the cost of producing oil and gas;

     - the availability of transportation infrastructure;

     - depletion rates;

     - the level of drilling activity;

     - worldwide economic activity;

     - national government political requirements, including the ability of the Organization of Petroleum Exporting Companies to set and maintain production levels and prices for oil;

     - the impact of armed hostilities involving one or more oil producing nations;

     - the cost of developing alternate energy sources;

     - environmental regulation; and

     - tax policies.

 EXTENDED PERIODS OF LOW OIL PRICES MAY DECREASE DEEPWATER EXPLORATION AND PRODUCTION ACTIVITY AND ADVERSELY AFFECT OUR BUSINESS.

     Our offshore products segment depends on exploration and production expenditures in deepwater areas. Because deepwater projects are more capital intensive and take longer to generate first production than shallow water and onshore projects, the economic analyses conducted by exploration and production companies typically assume lower prices for production from such projects to determine economic viability over the long term. If oil prices remain near or below those levels used to determine economic viability for an extended period of time, deepwater activity and our business will be adversely affected.

 BECAUSE THE OIL AND GAS INDUSTRY IS CYCLICAL, OUR OPERATING RESULTS MAY FLUCTUATE.

     Oil and gas prices have been and are expected to remain volatile. This volatility causes oil and gas companies and drilling contractors to change their strategies and expenditure levels. We have experienced in the past, and may experience in the future, significant fluctuations in operating results based on these changes.

 DISRUPTIONS IN THE POLITICAL AND ECONOMIC CONDITIONS OF THE FOREIGN COUNTRIES IN WHICH WE OPERATE COULD ADVERSELY AFFECT OUR BUSINESS.

     We have operations in various international areas, including parts of West Africa, South America and the Middle East. Our operations in these areas increase our exposure to risks of war, terrorist attacks, local economic conditions, political disruption, civil disturbance and governmental policies that may:

     - disrupt our operations;

     - restrict the movement of funds or limit repatriation of profits;

     - lead to U.S. government or international sanctions; and

     - limit access to markets for periods of time.

 WE MIGHT BE UNABLE TO EMPLOY A SUFFICIENT NUMBER OF TECHNICAL PERSONNEL.

     Many of the products that we sell, especially in our offshore products segment, are complex and highly engineered and often must perform in harsh conditions. We believe that our success depends upon our ability to employ and retain technical personnel with the ability to design, utilize and enhance these products. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high, and the supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase and our growth potential could be impaired.

 THE LEVEL AND PRICING OF TUBULAR GOODS IMPORTED INTO THE UNITED STATES COULD DECREASE DEMAND FOR OUR TUBULAR GOODS INVENTORY AND ADVERSELY IMPACT OUR RESULTS OF OPERATIONS. ALSO, IF STEEL MILLS WERE TO SELL A SUBSTANTIAL AMOUNT OF GOODS DIRECTLY TO CUSTOMERS IN THE UNITED STATES, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY IMPACTED.

     U.S. law currently restricts imports of low-cost tubular goods from a number of foreign countries into the U.S. tubular goods market, resulting in higher prices for tubular goods than would otherwise occur if foreign imports were allowed into the U.S. If these restrictions were to be lifted or if the level of imported low-cost tubular goods were to otherwise increase, our tubular services segment could be adversely affected to the extent that we then have higher-cost tubular goods in inventory. If prices were to decrease significantly, we might not be able to profitably sell our inventory of tubular goods. In addition, significant price decreases could result in a longer holding period for some of our inventory, which could also have a material adverse effect on our tubular services segment.

     We do not manufacture any of the tubular goods that we distribute. Historically, users of tubular goods in the United States, in contrast to outside the United States, have purchased tubular goods from a distributor. If customers were to purchase tubular goods directly from steel mills, our results of operations could be adversely impacted.

 WE ARE SUBJECT TO EXTENSIVE AND COSTLY ENVIRONMENTAL LAWS AND REGULATIONS THAT MAY REQUIRE US TO TAKE ACTIONS THAT WILL ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Our hydraulic well control and drilling operations and our offshore products business are significantly affected by stringent and complex foreign, federal, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection. We could be exposed to liability for cleanup costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Environmental laws and regulations have changed in the past, and they are likely to change in the future. If existing regulatory requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures.

     Any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking actions against our business that could adversely impact our operations and financial condition, including the:

     - issuance of administrative, civil and criminal penalties;

     - denial or revocation of permits or other authorizations;

     - reduction or cessation in operations; and

     - performance of site investigatory, remedial or other corrective actions.

 WE MAY NOT HAVE ADEQUATE INSURANCE FOR POTENTIAL LIABILITIES.

     Our operations are subject to many hazards. We face the following risks under our insurance coverage:

     - we may not be able to continue to obtain insurance on commercially reasonable terms;

     - we may be faced with types of liabilities that will not be covered by our insurance, such as damages from environmental contamination or terrorist attacks;

     - the dollar amount of any liabilities may exceed our policy limits; and

     - we may incur losses from interruption of our business that exceed our insurance coverage.

     Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our results of operations or consolidated financial position.

 WE ARE SUBJECT TO LITIGATION RISKS THAT MAY NOT BE COVERED BY INSURANCE.

     In the ordinary course of business, we become the subject of various claims and litigation, including those relating to the activities of businesses that we have sold and to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of such businesses. We maintain insurance to cover many of our potential losses, and we are subject to various self-retentions and deductibles under our insurance. It is possible, however, that a judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for such matters. See "Part II -- Other Information, Item
1. Legal Proceedings" in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, which is incorporated by reference in the accompanying prospectus.

 WE MIGHT BE UNABLE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES IN OUR
 INDUSTRY.

     We sell our products and services in competitive markets. In some of our business segments, we compete with the oil and gas industry's largest oilfield services providers. These companies have greater financial resources than we do. In addition, our business, particularly our tubular services business, may face competition from Internet business-to-business service providers. Our business will be adversely affected to the extent that these providers are successful in reducing purchases of our products and services.

RISKS RELATED TO OUR OPERATIONS

 WE ARE SUSCEPTIBLE TO SEASONAL EARNINGS VOLATILITY DUE TO ADVERSE WEATHER CONDITIONS IN OUR REGIONS OF OPERATIONS.

     Our operations are directly affected by seasonal differences in weather in the areas in which we operate, most notably in Canada and the Gulf of Mexico. Our Canadian workforce accommodations, catering and logistics operations are significantly focused on the winter months when the winter freeze in remote regions permits exploration and production activity to occur. The spring thaw in these frontier regions restricts operations in the spring months and, as a result, adversely affects our operations and sales of products and services in the second and third quarters. Our operations in the Gulf of Mexico are also affected by weather patterns. Weather conditions in the Gulf Coast region generally result in higher drilling activity in the spring, summer and fall months with the lowest activity in the winter months. In addition, summer and fall drilling activity can be restricted due to hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast. As a result, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

 WE MIGHT BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.

     We rely on a variety of intellectual property rights that we use in our offshore products and well site services segments, particularly our patents relating to our FlexJoint(R) technology. We may not be able to successfully preserve these intellectual property rights in the future, and these rights could be invalidated, circumvented or challenged. In addition, the laws of some foreign countries in which our products and services may be sold do not protect intellectual property rights to the same extent as the laws of the United States. The failure of our company to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could adversely affect our competitive position.

 IF WE DO NOT DEVELOP NEW COMPETITIVE TECHNOLOGIES AND PRODUCTS, OUR BUSINESS AND REVENUES MAY BE ADVERSELY AFFECTED.

     The market for our offshore products is characterized by continual technological developments to provide better performance in increasingly greater depths and harsher conditions. If we are not able to design, develop and produce commercially competitive products in a timely manner in response to changes in technology, our business and revenues will be adversely affected and the value of our intellectual property rights may be reduced.

 LOSS OF KEY MEMBERS OF OUR MANAGEMENT COULD ADVERSELY AFFECT OUR BUSINESS.

     We depend on the continued employment and performance of Douglas E. Swanson and other key members of management. If any of our key managers resign or become unable to continue in their present roles and are not adequately replaced, our business operations could be materially adversely affected. We do not maintain any "key man" life insurance for any of our officers.

 IF WE HAVE TO WRITE OFF A SIGNIFICANT AMOUNT OF GOODWILL, OUR EARNINGS WILL BE NEGATIVELY AFFECTED.

     As of December 31, 2002, goodwill represented approximately 33% of our total assets. We have recorded goodwill because we paid more for some of our businesses than the fair market value of the tangible and separately measurable intangible net assets of those businesses. Current accounting standards, which were effective January 1, 2002, require a periodic review of goodwill for impairment in value and a non-cash charge against earnings with a corresponding decrease in stockholders' equity if circumstances indicate that the carrying amount will not be recoverable. See Note 2 to our Unaudited Consolidated, Combined and Pro Forma Financial Statements included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, which is incorporated by reference in the accompanying prospectus.

 IF WE WERE TO LOSE A SIGNIFICANT SUPPLIER OF OUR TUBULAR GOODS, WE COULD BE ADVERSELY AFFECTED.

     During 2002, we purchased from a single supplier approximately 44% of the tubular goods we distributed and from three suppliers approximately 70% of such tubular goods. We do not have contracts with any of these suppliers. If we were to lose any of these suppliers or if production at one or more of the suppliers were interrupted, our tubular services segment and our overall business, financial condition and results of operations could be adversely affected. If the extent of the loss or interruption were sufficiently large, the impact on us would be material.

RISKS RELATED TO OUR RELATIONSHIP WITH SCF

 L.E. SIMMONS, THROUGH SCF, CONTROLS THE OUTCOME OF STOCKHOLDER VOTING AND MAY EXERCISE THIS VOTING POWER IN A MANNER ADVERSE TO OUR STOCKHOLDERS.

     Prior to this offering, SCF holds approximately 62.3% of the outstanding common stock of our company. Following this offering SCF will hold approximately 47.9% of the outstanding common stock of our company (or 45.7% if the underwriters exercise the overallotment option in full). L.E. Simmons, the chairman of our board of directors, is the sole owner of L.E. Simmons & Associates, Incorporated, the ultimate general partner of SCF. Accordingly, Mr. Simmons, through his ownership of the ultimate general partner of SCF, is in a position to effectively control the outcome of matters requiring a stockholder vote, including the election of directors, adoption of amendments to our certificate of incorporation or bylaws or approval of transactions involving a change of control. The interests of Mr. Simmons may differ from yours, and SCF may vote its common stock in a manner that may adversely affect you.

 SCF'S OWNERSHIP INTEREST AND PROVISIONS CONTAINED IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS COULD DISCOURAGE A TAKEOVER ATTEMPT, WHICH MAY REDUCE OR ELIMINATE THE LIKELIHOOD OF A CHANGE OF CONTROL TRANSACTION AND, THEREFORE, THE ABILITY OF OUR STOCKHOLDERS TO SELL THEIR SHARES FOR A PREMIUM.

     In addition to SCF's controlling position, provisions contained in our certificate of incorporation and bylaws, such as a classified board, limitations on the removal of directors, on stockholder proposals at meetings of stockholders and on stockholder action by written consent and the inability of stockholders to call special meetings, could make it more difficult for a third party to acquire control of our company. Our certificate of incorporation also authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could increase the difficulty for a third party to acquire us, which may reduce or eliminate our stockholders' ability to sell their shares of common stock at a premium.

 TWO OF OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST BECAUSE THEY ARE ALSO DIRECTORS OR OFFICERS OF SCF. THE RESOLUTION OF THESE CONFLICTS OF INTEREST MAY NOT BE IN OUR OR YOUR BEST INTERESTS.

     Two of our directors, L.E. Simmons and Andrew L. Waite, are also current directors or officers of L.E. Simmons & Associates, Incorporated, the ultimate general partner of SCF. This may create conflicts of interest because these directors have responsibilities to SCF and its owners. Their duties as directors or officers of L.E. Simmons & Associates, Incorporated may conflict with their duties as directors of our company regarding business dealings between SCF and us and other matters. The resolution of these conflicts may not always be in our or your best interest.

 WE HAVE RENOUNCED ANY INTEREST IN SPECIFIED BUSINESS OPPORTUNITIES, AND SCF AND ITS DIRECTOR NOMINEES ON OUR BOARD OF DIRECTORS GENERALLY HAVE NO OBLIGATION TO OFFER US THOSE OPPORTUNITIES.

     SCF has investments in other oilfield service companies that compete with us, and SCF and its affiliates, other than our company, may invest in other such companies in the future. We refer to SCF, its other affiliates and its portfolio companies as the SCF group. Our certificate of incorporation provides that, so long as SCF and its affiliates continue to own at least 20% of our common stock, we renounce any interest in specified business opportunities. Our certificate of incorporation also provides that if an opportunity in the oilfield services industry is presented to a person who is a member of the SCF group, including any of those individuals who also serves as SCF's director nominee of our company:

     - no member of the SCF group or any of those individuals has any obligation to communicate or offer the opportunity to us; and

     - such entity or individual may pursue the opportunity as that entity or individual sees fit, unless:

      - it was presented to an SCF director nominee solely in that person's capacity as a director of our company and no other member of the SCF group independently received notice of or otherwise identified such opportunity; or

      - the opportunity was identified solely through the disclosure of information by or on behalf of our company.

These provisions of our certificate of incorporation may be amended only by an affirmative vote of holders of at least 80% of our outstanding common stock. As a result of these charter provisions, our future competitive position and growth potential could be adversely affected.

  THE AVAILABILITY OF SHARES OF OUR COMMON STOCK FOR FUTURE SALE COULD DEPRESS OUR STOCK PRICE.

     Sales by SCF and other stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities. SCF has entered into the lock-up agreement described in "Underwriting."

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange under the symbol "OIS." The following table sets forth the range of high and low sales prices for our common stock for the periods indicated beginning on February 9, 2001, the first day of trading for our common stock on the NYSE:

                                                                SALES PRICE
                                                              ----------------
                                                                HIGH      LOW
                                                              --------   -----
2001:
  First Quarter.............................................   $12.50    $9.00
  Second Quarter............................................    15.00     8.95
  Third Quarter.............................................    10.40     5.80
  Fourth Quarter............................................     9.95     5.99
2002:
  First Quarter.............................................    11.10     6.90
  Second Quarter............................................    11.96     9.80
  Third Quarter.............................................    11.89     8.85
  Fourth Quarter............................................    13.50     9.96
2003
  First Quarter (through February 13, 2003).................    13.16    10.43

                                DIVIDEND POLICY

     We have not declared or paid any cash dividends on our common stock since our initial public offering and do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Instead, we currently intend to retain our earnings, if any, to finance our business and to use for general corporate purposes. Furthermore, our existing credit facilities restrict the payment of dividends. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant.

                                 CAPITALIZATION

     The following table presents our capitalization and other information as of December 31, 2002, based on our unaudited financial information as of December 31, 2002.

                                                              AT DECEMBER 31, 2002
                                                              --------------------
                                                                 (IN THOUSANDS)
Cash and cash equivalents...................................        $ 11,118
                                                                    ========
Long-term debt and capital leases, including current
  maturities(1).............................................        $134,205
Stockholders' equity:
Preferred stock, par value $0.01 per share; 25,000,000
  shares authorized; 1 share issued and outstanding.........              --
Common stock, par value $0.01 per share; 200,000,000 shares
  authorized; 48,523,408 shares issued and outstanding......             485
Additional paid-in capital..................................         327,629
Retained earnings...........................................          64,386
Accumulated other comprehensive loss........................          (4,921)
                                                                    --------
     Total stockholders' equity.............................         387,579
                                                                    --------
     Total capitalization...................................        $521,784
                                                                    ========

---------------

(1) As of January 27, 2003, we had approximately $38 million of unused borrowing capacity under our credit facility.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information, as of January 31, 2003, regarding beneficial ownership of common stock by each of the selling stockholders.

                                                               BENEFICIAL OWNERSHIP
                                          ---------------------------------------------------------------
                                                                                  PERCENTAGE
                                                       SHARES BEING   -----------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNERS       SHARES      OFFERED(2)    BEFORE OFFERING   AFTER OFFERING(2)
-------------------------------------     ----------   ------------   ---------------   -----------------
SCF-III, L.P.(1)
  600 Travis, Suite 6600
  Houston, Texas 77002..................  21,646,204    5,013,952          44.6%              34.3%
SCF-IV, L.P.(1)
  600 Travis, Suite 6600
  Houston, Texas 77002..................   8,574,156    1,986,048          17.7%              13.6%

---------------

(1) L.E. Simmons, the chairman of our board of directors, is the sole owner of L.E. Simmons & Associates, Incorporated, the ultimate general partner of SCF-III, L.P. and SCF-IV, L.P. Accordingly, Mr. Simmons may be deemed to have voting and dispositive power over the shares owned by SCF-III, L.P. and SCF-IV, L.P. Prior to this offering, SCF-III, L.P. and SCF-IV, L.P. together own approximately 62.3% of our outstanding common stock. Prior to the Combination, SCF-III, L.P. and SCF-IV, L.P. together owned a majority of the outstanding common stock of each of Oil States, HWC, Sooner and PTI and engaged in certain transactions with Oil States, HWC, Sooner and PTI, including the acquisition of their debt and equity securities, as more fully described in our proxy statement for our 2002 annual meeting of stockholders. For a further discussion of the relationship of SCF-III, L.P. and SCF-IV, L.P. to our company, see "Risk Factors -- Risks Related to Our Relationship with SCF."

(2) Assumes that the underwriters do not exercise their overallotment option. If the underwriters fully exercise their overallotment option, SCF-III, L.P. and SCF-IV, L.P. would sell an additional 752,093 and 297,907 shares, respectively, and would beneficially own 32.7% and 13.0%, respectively, of our common stock after the offering.

                              REGISTRATION RIGHTS

     We have entered into an amended and restated registration rights agreement with SCF, other stockholders of Oil States and the former shareholders of HWC and Sooner that held registration rights with respect to their shares of common stock of these companies. This agreement gives SCF the right, on five occasions, to demand that we register all or any portion of their shares of our common stock for sale under the Securities Act. The shares to be included in any demand registration by SCF must have an estimated aggregate gross offering price of at least $50.0 million. Despite a registration demand by SCF, we may delay filing of the registration statement to register its shares of our common stock for a maximum of 45 days from the date we receive the registration demand if:

     - at the time we receive the registration demand, we are engaged in confidential negotiations or other confidential business activities that we would be required to disclose in the registration statement and that we would not otherwise be required to disclose, and our board of directors determines in good faith that such disclosure would not be in our best interests or the best interests of our stockholders; or

     - prior to receiving the registration demand, our board of directors has determined to undertake a registered public offering of our securities and we have taken substantial steps and are proceeding with reasonable diligence to effect the offering.

In addition, SCF may not require us to file a registration statement within 180 days after the effectiveness of a registration statement related to a demand registration made by SCF. Further, if we propose to register any of our common stock under the Securities Act, except for shares of common stock issued in connection with acquisitions and benefits plans, or if SCF exercises a demand, the other holders of registration rights under the registration rights agreement will have the right to include their shares of common stock in the registration, subject to limitations.

     SCF has agreed not to exercise its registration rights for a period of 90 days after the date of this prospectus supplement without the prior written consent of Credit Suisse First Boston LLC.

     The agreement provides customary registration procedures. We have agreed to pay all costs and expenses, other than fees, discounts and commissions of underwriters, brokers and dealers and capital gains, income and transfer taxes, if any, related to the registration and sale of shares of our common stock by any holder of registration rights under the registration rights agreement in any registered offering. The rights of the holders of registration rights under the registration rights agreement are assignable under limited circumstances and terminate, other than the demand rights held by SCF, at any time when they and their affiliates own less than 2% of our outstanding common stock and are eligible to sell such common stock pursuant to Rule 144(k) under the Securities Act. The demand rights held by SCF terminate in February 2011.

     The registration rights agreement contains customary indemnification and contribution provisions by us for the benefit of the selling stockholders and any underwriters. Each selling stockholder has agreed to indemnify us and any underwriter solely with respect to information provided by the stockholder, with such indemnification being limited to the net proceeds from the offering received by the stockholder.

               MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO
                        NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of the material U.S. federal income and estate tax considerations with respect to the ownership and disposition of common stock applicable to Non-U.S. Holders. For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of common stock other than:

     - a citizen or resident of the United States;

     - a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof;

     - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or a trust in existence on August 20, 1996 that has elected to continue to be treated as a "United States person" (as defined for U.S. federal income tax purposes).

     In case of shares of our common stock held by a partnership, the tax treatment of a partner generally will depend upon the status of the partner as a Non-U.S. Holder and the activities of the partnership. This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of income and estate taxation or any aspects of state, local, or non-U.S. taxes, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and U.S. expatriates.

     You are urged to consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (or, in the case of an applicable income tax treaty, are attributable to a permanent establishment in the United States). Dividends that are effectively connected with such a U.S. trade or business (or attributable to a permanent establishment in the United States) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including Internal Revenue Service Form W-8ECI or any successor form, with the payor of the dividend, and instead will be subject to U.S. federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits," with certain adjustments. A Non-U.S. Holder is required to satisfy certification requirements in order to claim a reduced rate of withholding tax under an applicable income tax treaty, including the filing of Internal Revenue Service Form W-8BEN or any successor form. In the case of common stock held by a foreign partnership, the certification requirement generally is applied to the partners of the partnership, unless the partnership agrees to become a "withholding foreign partnership," and the partnership agrees to provide specified information.

     A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. federal income tax withholding under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON SALE OR OTHER DISPOSITION OF COMMON STOCK

     In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of shares of common stock so long as:

     - the gain is not effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States;

     - if the Non-U.S. Holder is an individual, the Non-U.S. Holder holds shares of common stock as a capital asset, and either is not present in the United States for 183 days or more in the taxable year of disposition or does not have a "tax home" in the United States for U.S. federal income tax purposes and meets other requirements;

     - the Non-U.S. Holder is not subject to tax under the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; and

     - we are not a United States real property holding corporation.

     We believe that we are not currently a United States real property holding corporation, and we do not expect to become one in the future based on our anticipated business operations.

ESTATE TAX

     Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING, BACKUP WITHHOLDING AND OTHER REPORTING REQUIREMENTS

     We must report annually to the Internal Revenue Service and to each non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     U.S. backup withholding tax is imposed at the rate of 30% on applicable payments to persons that fail to furnish the information required under the U.S. information reporting requirements. The backup withholding tax rate is scheduled to be reduced to 29% for 2004 and 2005 and to 28% for 2006 through 2010, after which the rate will become 31%. The payment of dividends or the payment of proceeds from the disposition of common stock to a Non-U.S. Holder may be subject to backup withholding unless the recipient certifies under penalties of perjury as to its foreign status and certain other requirements are met, or otherwise establishes an exemption. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker generally will not be subject to backup withholding or information reporting; however, such a payment of proceeds may be subject to information reporting, but not backup withholding, if the broker is:

     - a United States person;

     - a "controlled foreign corporation" for U.S. federal income tax purposes;

     - a foreign person 50% or more of whose gross income for its three taxable years prior to the payment was effectively connected with a U.S. trade or business; or

     - a foreign partnership, if at any time during its tax year either:

        - one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership or

        - the foreign partnership is engaged in a U.S. trade or business.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

     Each prospective Non-U.S. Holder of common stock should consult that holder's own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated February 13, 2003, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of common stock.

                                                               NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                            ---------
Credit Suisse First Boston LLC..............................   2,450,000
Goldman, Sachs & Co.........................................   2,450,000
Simmons & Company International.............................   1,050,000
CIBC World Markets Corp.....................................     350,000
Jefferies & Company, Inc....................................     350,000
RBC Dain Rauscher Inc.......................................     350,000
                                                               ---------
     Total..................................................   7,000,000
                                                               =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 1,050,000 additional outstanding shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.35 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     We have agreed to pay all of the costs and expenses of the selling stockholders related to the offering of the shares, other than the fees, discounts and commission of the underwriters and any capital gains, income and transfer taxes. The following table summarizes the compensation and estimated expenses that we and the selling stockholders will pay:

                                                     PER SHARE                           TOTAL
                                          -------------------------------   -------------------------------
                                             WITHOUT            WITH           WITHOUT            WITH
                                          OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                          --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by the selling stockholders......      $0.578           $0.578         $4,046,000       $4,652,900
Expenses payable by us..................      $0.057           $0.050         $  400,000       $  400,000

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus supplement, except for (1) issuances of common stock or grants of options to purchase common stock or other stock-based awards under our 2001 Equity Participation Plan or our Deferred Compensation Plan and (2) issuances of common stock upon the retraction or other exchange by the holders of the exchangeable shares of one of our Canadian subsidiaries outstanding on the date of this prospectus supplement.

     SCF-III, L.P., SCF-IV, L.P. and our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus supplement.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in that respect.

     The shares of common stock are listed on The New York Stock Exchange under the symbol "OIS."

     Some of the underwriters and their respective affiliates perform from time to time various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received or will receive customary fees.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

     - where required by law, that the purchaser is purchasing as principal and not as agent; and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus supplement and the accompanying prospectus will be passed on for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the common stock offered by this prospectus supplement and the accompanying prospectus will be passed on by Baker Botts L.L.P., Houston, Texas, as counsel for the underwriters.

PROSPECTUS


                                8,050,000 SHARES

                         OIL STATES INTERNATIONAL, INC.

                                  COMMON STOCK

     This prospectus relates to the offer and sale from time to time of up to 8,050,000 shares of our common stock for the account of the selling stockholders identified on page 7 of this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

     Our common stock is listed on the New York Stock Exchange, or NYSE, under the trading symbol "OIS." On May 29, 2002, the last reported sale price of our common stock on the NYSE was $11.00 per share.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------


                  The date of this prospectus is May 30, 2002

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    i
Where You Can Find More Information.........................   ii
Cautionary Statement Regarding Forward-Looking Statements...  iii
Oil States International, Inc. .............................    1
Use of Proceeds.............................................    1
Description of Capital Stock................................    1
Selling Stockholders........................................    7
Plan of Distribution........................................    7
Experts.....................................................    9
Legal Matters...............................................    9

                             ABOUT THIS PROSPECTUS

     This prospectus constitutes part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933 utilizing the "shelf" registration or continuous offering process. It omits some of the information contained in the registration statement, and reference is made to the registration statement for further information with respect to us and the securities being offered. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the document filed.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not offer these securities in any jurisdiction where such offering is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the cover page or earlier dates as specified herein. Our business, financial condition, results of operations and prospects may have changed since those dates.

     This prospectus provides you with a general description of the common stock that will be offered pursuant to this prospectus. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC (File No. 1-16337). You may read and copy any documents that are filed at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at 1-800-SEC-0330 for further information.

     You also may inspect and copy our SEC filings, the complete registration statement and other information at the offices of the New York Stock Exchange located at 20 Broad Street, 16th Floor, New York, New York 10005.

     We file information electronically with the SEC. Our SEC filings also are available from the SEC Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

     The SEC allows us to "incorporate by reference" the information we file with it, which information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information as well as the information included in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 filed prior to the termination of this offering:

     - our quarterly report on Form 10-Q for the three months ended March 31, 2002 filed with the SEC on May 15, 2002;

     - our annual report on Form 10-K for the year ended December 31, 2001 filed with the SEC on March 4, 2002; and

     - the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on February 6, 2001 and any amendment to such registration statement or any other report that we may file in the future for the purpose of updating such description.

     We will provide without charge a copy of these filings, other than any exhibits (unless the exhibits are specifically incorporated by reference into this prospectus), upon written or oral request. You may request your copy by writing us at the following address or telephoning the following number:

         Oil States International, Inc.
         Three Allen Center
         333 Clay Street, Suite 3460
         Houston, Texas 77002
         Attention: Cindy B. Taylor
         (713) 652-0582

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     We include the following cautionary statement to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statement made by us, or on our behalf. The factors identified in this cautionary statement are important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by us, or on our behalf. Such statements are "forward-looking statements." You can typically identify forward-looking statements by the use of forward-looking words such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "potential," "plan," "forecast," and other similar words. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, budgets, capital expenditures, projected costs, plans and objectives of management for future operations and possible future acquisitions, are forward-looking statements. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that, while we believe such assumptions or bases to be reasonable and make them in good faith, assumed facts or bases almost always vary from actual results. The differences between assumed facts or bases and actual results can be material, depending upon the circumstances.

     Where, in any forward-looking statement, we, or our management, express an expectation or belief as to the future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, there can be no assurance that the statement of expectation or belief will result, or be achieved or accomplished. Taking this into account, the following are identified as important factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, our company:

     - fluctuations in the prices of oil and gas;

     - the level of drilling activity;

     - the level of offshore oil and gas developmental activities;

     - general economic conditions;

     - our ability to find and retain skilled personnel;

     - the availability of capital; and

     - the other factors identified under the captions "Risks Related to Oil States' Business Generally" and "Risks Related to Oil States' Operations" in our annual report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference herein.

                         OIL STATES INTERNATIONAL, INC.

     We are a leading provider of specialty products and services to oil and gas drilling and production companies throughout the world. We focus our business and operations in a substantial number of the world's most active and fastest growing oil and gas producing regions, including the Gulf of Mexico, Canada, West Africa, the Middle East, South America and Southeast Asia. Our customers include many of the major and independent oil and gas companies and other oilfield service companies. We operate in three principal business segments, offshore products, well site services and tubular services, and have established a leadership position in each.

     Concurrently with the completion of our initial public offering in February 2001, Oil States International, Inc. combined with HWC Energy Services, Inc., Sooner Inc. and PTI Group, Inc. in a transaction that we refer to as the "Combination." Prior to our initial public offering and the Combination, SCF-III, L.P. owned a majority interest in Oil States, HWC and PTI, and SCF-IV, L.P. owned a majority interest in Sooner. SCF-III, L.P. and SCF-IV, L.P. are private equity funds that focus on investments in the energy industry. We refer to SCF-III, L.P. and SCF-IV, L.P. collectively as "SCF." Unless we have indicated otherwise, or the context otherwise requires, references to "Oil States," "we," "us" and "our" or similar terms are to Oil States International, Inc. and its subsidiaries following the Combination.

     The foregoing information about us is only a general summary and is not intended to be comprehensive. For additional information about us and our business segments, you should refer to the information described under the caption "Where You Can Find More Information."

     Our principal executive offices are located at Three Allen Center, 333 Clay Street, Suite 3460, Houston, Texas 77002. Our telephone number at that address is (713) 652-0582.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 200,000,000 shares of common stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $.01 per share, of which one share has been designated as "special preferred voting stock." At May 29, 2002, we had 48,348,882 shares of common stock, including up to 1,225,830 shares of our common stock issuable upon exchange of exchangeable shares issued by one of our Canadian subsidiaries, and one share of special preferred voting stock issued and outstanding.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the outstanding shares of common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock. Subject to the rights and preferences of any preferred stock that we may issue in the future, the holders of common stock are entitled to receive:

     - dividends as may be declared by our board of directors; and

     - all of our assets available for distribution to our common stockholders in liquidation, pro rata, based on the number of shares held.

     There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. As of May 15, 2002, there were 83 holders of record of our common stock.

PREFERRED STOCK

     Subject to the provisions of our certificate of incorporation and legal limitations, our board of directors has the authority, without further vote or action by the stockholders:

     - to issue up to 25,000,000 shares of preferred stock in one or more series; and

     - to fix the rights, preferences, privileges and restrictions of our preferred stock, including provisions related to dividends, conversion, voting, redemption, liquidation and the number of shares constituting the series or the designation of that series, which may be superior to those of the common stock.

Other than the share of special preferred voting stock issued in connection with the Combination as described below in "Special Preferred Voting Stock," as of May 14, 2002, there are no shares of preferred stock outstanding, and we have no present plans to issue any other preferred stock.

     The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. The issuance of shares of preferred stock may discourage third-party bids for our common stock or may otherwise adversely affect the market price of the common stock. In addition, the preferred stock may enable our board of directors to make more difficult or to discourage attempts to obtain control of our company through a hostile tender offer, proxy contest, merger or otherwise, or to make changes in our management.

EXCHANGEABLE SHARES

     In the Combination, the outstanding common shares of PTI Group Inc. held by Canadian residents were exchanged for exchangeable shares issued by our subsidiary PTI HoldCo. The exchangeable shares may generally be exchanged at any time at the option of the holders for our common stock on a share-for-share basis subject to adjustment in the case of alterations to our common stock, plus the amount of any declared but unpaid dividends on our common stock. As of May 29, 2002, there are 1,225,830 exchangeable shares outstanding, which are exchangeable for an equal number of shares of our common stock.

     The following is a summary of the principal terms and rights of the exchangeable shares which affect us and the holders of our common stock.

     Holders of exchangeable shares are entitled to:

     - receive dividends equal to the dividends paid by us on shares of our common stock;

     - provide directions to the holder of our special preferred voting stock as to the manner in which the special preferred voting stock should be voted on any matter on which holders of our common stock are entitled to vote. See "-- Special Preferred Voting Stock" below.

Subject to applicable law, exchangeable shares will be exchanged for shares of our common stock on a share-for-share basis, plus an amount equal to all declared and unpaid dividends on such exchangeable shares, whenever:

     - the holders of exchangeable shares request us or PTI HoldCo to exchange or redeem their exchangeable shares;

     - PTI HoldCo is liquidated, dissolved or wound-up;

     - PTI HoldCo becomes insolvent or bankrupt, has a receiver appointed or a similar event occurs;

     - we become involved in voluntary or involuntary liquidation, dissolution or winding-up proceedings;

     - PTI HoldCo elects to redeem all of the exchangeable shares, provided the request is made after the fifth anniversary of the closing of our initial public offering;

     - PTI HoldCo elects to redeem all of the exchangeable shares, provided the request is made after either the third anniversary of the closing of our initial public offering and the number of outstanding exchangeable shares is less than 10% of the number outstanding upon the closing of the Combination or the fourth anniversary of the closing of our initial public offering and the number of outstanding exchangeable shares is less than 20% of the number outstanding upon the closing of the Combination;

     - a change of control transaction occurs and the board of directors of PTI HoldCo determines in good faith and in its sole discretion that it is not reasonable to substantially replicate the terms and conditions of the exchangeable shares in connection with the change of control transaction and that redemption of all of the outstanding exchangeable shares is commercially or legally necessary to enable the completion of the change of control transaction;

     - the holders of exchangeable shares fail to pass a resolution regarding any matter on which they are entitled to vote as shareholders of PTI HoldCo and which has been proposed by the board of directors of PTI HoldCo, other than any resolution to amend the exchangeable share provisions, the support agreement relating to the exchangeable shares or the voting and exchange trust agreement relating to the exchangeable shares; or

     - the holders of the exchangeable shares fail to take any action required to approve or disapprove any change to their rights if the approval or disapproval of such change would be required to maintain the economic or legal equivalence of the exchangeable shares and our common stock.

Whenever a holder of exchangeable shares has the right to require PTI HoldCo to redeem the holder's exchangeable shares or whenever PTI HoldCo has the right or is required to redeem the outstanding exchangeable shares, the exchangeable shares to be redeemed will be subject to the overriding right of our company or 3045843 Nova Scotia Company, one of our wholly owned Canadian subsidiaries, to purchase such exchangeable shares. The consideration to be paid by us or 3045843 Nova Scotia Company, as the case may be, will be identical to the consideration to be paid by PTI HoldCo upon any such redemption. We expect to exercise the overriding right to purchase the exchangeable shares whenever it arises.

     Unless we take action to ensure that the holders of exchangeable shares receive an equivalent economic benefit, and subject to applicable law, we may not:

     - issue or distribute assets, debt instruments or shares of, or securities convertible into, our common stock to the holders of the then outstanding shares of our common stock;

     - effect a forward or reverse stock split or similar transaction;

     - effect a merger, reorganization, consolidation or other transaction involving or affecting our common stock; or

     - reclassify or otherwise change our common stock.

     In the event of any proposed tender offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting our common stock, we must use reasonable efforts to take all actions necessary or desirable to enable holders of exchangeable shares to participate in the transaction to the same extent and on an economically equivalent basis as the holders of our common stock. We have also agreed to take various actions to protect the rights of the holders of the exchangeable shares to receive the same dividends as are paid on our common stock and to receive shares of our common stock in exchange for exchangeable shares.

SPECIAL PREFERRED VOTING STOCK

     In connection with the acquisition of PTI, our board of directors authorized a class of preferred stock, referred to as "special preferred voting stock," consisting of one share. The special preferred voting stock was issued to a trustee for the benefit of the holders of the exchangeable shares described above. Except as otherwise required by law or our certificate of incorporation:

     - the special preferred voting stock is entitled to the number of votes attached to the number of shares of our common stock issuable upon the exchange of all the outstanding exchangeable shares;

     - each holder of exchangeable shares is able to direct the trustee to vote that number of votes that are attached to the number of shares of our common stock issuable upon the exchange of the exchangeable shares held by that holder;

     - the special preferred voting stock may be voted in the election of directors and on all other matters submitted to a vote of our common stockholders; and

     - the holder of the special preferred voting stock is not entitled to receive dividends.

     In the event of any liquidation, dissolution or winding up of our company, the holder of the special preferred voting stock will not be entitled to any of our assets available for distribution to stockholders. We may redeem the special preferred voting stock for a nominal amount when:

     - the special preferred voting stock has no votes attached to it because there are no exchangeable shares outstanding that are not owned by us or our subsidiaries; and

     - there are no shares of stock, debt, options or other agreements that could give rise to the issuance of any additional exchangeable shares to any person other than us or any of our subsidiaries.

ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Our certificate of incorporation and bylaws contain several provisions that could delay or make more difficult the acquisition of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

  WRITTEN CONSENT OF STOCKHOLDERS

     Our certificate of incorporation provides that, on and after the date when SCF ceases to own a majority of the shares of our outstanding securities entitled to vote in the election of directors, any action by our stockholders must be taken at an annual or special meeting of stockholders, and stockholders cannot act by written consent. Until that date, any action required or permitted to be taken by our stockholders may be taken at a duly called meeting of stockholders or by the written consent of stockholders owning the minimum number of shares required to approve the action.

  SPECIAL MEETINGS OF STOCKHOLDERS

     Subject to the rights of the holders of any series of preferred stock, our bylaws provide that special meetings of the stockholders may only be called by the chairman of the board of directors or by the resolution of a majority of our board of directors.

  ADVANCE NOTICE PROCEDURE FOR DIRECTOR NOMINATIONS AND STOCKHOLDER PROPOSALS

     Our bylaws provide that adequate notice must be given to nominate candidates for election as directors or to make proposals for consideration at annual meetings of stockholders. Notice of a stockholder's intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

     - for an election to be held at the annual meeting of stockholders, not later than 120 calendar days prior to the anniversary date of the immediately preceding annual meeting of stockholders unless the date of the annual meeting is more than 30 or less than 60 calendar days after such anniversary date, in which case such notice must be received not later than the later of (1) 120 calendar days prior to the annual meeting or (2) 10 calendar days following the public announcement of the annual meeting; and

     - for an election to be held at a special meeting of stockholders, not later than the later of (1) 120 calendar days prior to the special meeting or (2) 10 calendar days following the public announcement of the special meeting.

     Notice of a stockholder's intent to raise business at an annual meeting must be received at our principal executive offices not later than 120 calendar days prior to the anniversary date of the preceding annual meeting of stockholders.

     These procedures may operate to limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

CLASSIFIED BOARD OF DIRECTORS

     Our certificate of incorporation divides our directors into three classes serving staggered three-year terms. As a result, stockholders will elect approximately one-third of the board of directors each year. This provision, when coupled with the provision of our restated certificate of incorporation authorizing only the board of directors to fill vacant or newly created directorships or increase the size of the board of directors and the provision providing that directors may only be removed for cause, may deter a stockholder from gaining control of our board of directors by removing incumbent directors or increasing the number of directorships and simultaneously filling the vacancies or newly created directorships with its own nominees.

RENOUNCEMENT OF BUSINESS OPPORTUNITIES

     Our certificate of incorporation provides that, as long as SCF and its affiliates other than our company continue to own at least 20% of our common stock, we renounce any interest or expectancy in any business opportunity or other matter in which any member of the SCF group participates or desires or seeks to participate and that involves any aspect of the energy equipment or services business or industry except as described below. No member of the SCF group, including any officer, director, employee or other agent of SCF or any affiliate of SCF who serves as a director of our company (an "SCF director nominee"), has any obligation to communicate or offer any renounced opportunity to us and may pursue the opportunity as that entity or individual sees fit, unless:

     - it was presented to an SCF director nominee solely in that person's capacity as a director of our company and no other member of the SCF group independently received notice of or otherwise identified such opportunity; or

     - the opportunity was identified solely through the disclosure of information by or on behalf of our company.

The "SCF group" includes SCF, any affiliate of SCF (other than our company), any SCF director nominee and portfolio companies in which SCF has an investment (other than our company).

     As a result of these provisions, SCF and its affiliates, including SCF director nominees, may pursue opportunities in the oilfield services industry for their own account or present such opportunities to SCF's other portfolio companies. Our certificate of incorporation provides that SCF and its affiliates have no obligation to offer such opportunities to us, even if the failure to provide such opportunity would have a competitive impact on us.

     These provisions of our certificate of incorporation may be amended only by an affirmative vote of holders of at least 80% of our outstanding common stock.

AMENDMENT OF THE BYLAWS

     Our board of directors may amend or repeal our bylaws and adopt new bylaws. The holders of common stock may amend or repeal our bylaws and adopt new bylaws by a majority vote.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

     Our directors will not be personally liable to our company or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

     - for any breach of the duty of loyalty to our company or our stockholders;

     - for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     - for unlawful payment of a dividend or unlawful stock purchases or redemptions; and

     - for any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

DELAWARE TAKEOVER STATUTE

     Under the terms of our certificate of incorporation and as permitted under Delaware law, we have elected not to be subject to Delaware's anti-takeover law in order to give our significant stockholders, including SCF, greater flexibility in transferring their shares of our common stock. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation could not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. With the approval of our stockholders, we may amend our certificate of incorporation in the future to become governed by the anti-takeover law. This provision would then have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. By opting out of the Delaware anti-takeover law, a transferee of SCF could pursue a takeover transaction that was not approved by our board of directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Mellon Investor Services LLC, and its telephone number is (800) 635-9270.

                              SELLING STOCKHOLDERS

     The following table sets forth information with respect to the number of shares of our common stock beneficially owned by the selling stockholders listed below before and after this offering, assuming the sale of all shares offered under this prospectus. The information in the table below is current as of the date of this prospectus. The percentage ownership is based on shares of common stock outstanding as of May 14, 2002.

                                    SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                  OWNED PRIOR TO OFFERING       SHARES      OWNED AFTER OFFERING
                                  ------------------------      BEING       --------------------
SELLING STOCKHOLDER                  NUMBER       PERCENT      OFFERED        NUMBER     PERCENT
-------------------               ------------   ---------   ------------   ----------   -------
SCF-III, L.P.(1)................   21,825,275      45.1%      4,942,324     16,882,951    34.9%
SCF-IV, L.P.(1).................    8,645,085      17.9%      1,957,676      6,687,409    13.8%
812375 Alberta Ltd.(2)..........    1,739,209       3.6%      1,150,000        589,209     1.2%

---------------
(1) L.E. Simmons, the chairman of our board of directors, is the sole owner of L.E. Simmons & Associates, Incorporated, the ultimate general partner of SCF-III, L.P. and SCF-IV, L.P. Prior to this offering, SCF-III, L.P. and SCF-IV, L.P. together own approximately 63.0% of our outstanding common stock. Prior to the Combination, SCF-III, L.P. and SCF-IV, L.P. together owned a majority of the outstanding common stock of each of Oil States, HWC, Sooner and PTI and engaged in certain transactions with Oil States, HWC, Sooner and PTI, including the acquisition of their debt and equity securities, as more fully described in our proxy statement for our 2002 annual meeting of stockholders.
(2) Prior to the Combination, 812375 Alberta Ltd. held approximately 18.9% of the common shares of PTI and had the right to appoint one member of PTI's board of directors.

                              PLAN OF DISTRIBUTION

     Shares may be sold or distributed from time to time by the selling stockholders. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The selling stockholders may accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents.

     The selling stockholders may offer their shares at various times in one or more of the following transactions:

     - in underwritten transactions;

     - in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

     - in transactions involving cross or block trades or otherwise on the New York Stock Exchange;

     - in transactions "at the market" to or through market makers in our common stock or into an existing market for the common stock;

     - in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

     - through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

     - in privately negotiated transactions;

     - in transactions to cover short sales; or

     - in a combination of any of the foregoing transactions.

The selling stockholders also may sell their shares in accordance with Rule 144 under the Securities Act of 1933 or in other transactions exempt from the registration requirements of the Securities Act of 1933.

     From time to time, the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in performance of their secured obligations, the pledged or secured parties may offer and sell the shares from time to time by this prospectus. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by the selling stockholders will decrease as and when they transfer or donate their shares or default in performing obligations secured by their shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus.

     The selling stockholders may sell short the common stock. The selling stockholders may deliver this prospectus in connection with such short sales and use the shares offered by this prospectus to cover such short sales. The selling stockholders may enter into hedging transactions with broker-dealers. The broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders, including positions assumed in connection with distributions of the shares by such broker-dealers. The selling stockholders also may enter into option or other transactions with broker-dealers that involve the delivery of shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, the selling stockholders may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling stockholders of the secured obligation, may sell or otherwise transfer the pledged shares.

     The selling stockholders may use brokers, dealers, underwriters or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares of whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither we nor the selling stockholders can presently estimate the amount of such compensation.

     If the selling stockholders sell shares in an underwritten offering, the underwriters may acquire the shares for their own account and resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In such event, we will set forth in a supplement to this prospectus the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all of the shares specified in the supplement if they purchase any of the shares.

     We have informed the selling stockholders that during such time as they may be engaged in a distribution of the shares they are required to comply with Regulation M under the Securities Exchange Act of 1934. With exceptions, Regulation M prohibits the selling stockholders, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

     We have informed the selling stockholders that they are legally required to deliver copies of this prospectus in connection with any sale of securities made under this prospectus in accordance with applicable prospectus delivery requirements.

     We will bear the expenses relating to this offering, other than any underwriting fees, discounts and commissions, any capital gains, income or transfer taxes, any out-of-pocket expenses of the selling stockholders (with certain exceptions) or the fees and disbursements of counsel for any underwriters.

     We have agreed to indemnify the selling stockholders and their respective controlling persons against certain liabilities, including certain liabilities under the Securities Act of 1933. We will not receive any of the proceeds from the sale by the selling stockholders of the shares offered by this prospectus.

     In order to comply with certain state securities laws, if applicable, the shares offered by this prospectus will not be sold in a particular state unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with, and, if so required, will only be sold in that state through registered or licensed brokers or dealers.

     The shares of common stock originally issued by us to the selling stockholders bear legends as to their restricted transferability. Upon the effectiveness of the registration statement of which this prospectus is a part, and the transfer by the selling stockholders of any of the shares pursuant to this prospectus, new certificates representing those shares will be issued to the transferee, free of any such legends unless otherwise required by law.

                                    EXPERTS

     The consolidated balance sheet of Oil States International, Inc. as of December 31, 2001 and the combined balance sheet as of December 31, 2000, and the related consolidated and combined statement of operations, stockholders' equity and cash flows for the year ended December 31, 2001 and the combined statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2000, incorporated by reference in this Registration Statement have been audited by Ernst & Young LLP, independent auditors; the consolidated balance sheets of PTI Group Inc., as of December 31, 2000, and the related consolidated statement of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2000, included in the combined financial statements of Oil States International, Inc. as of such date and for such period have been audited by PriceWaterhouseCoopers LLP, independent auditors; and the consolidated balance sheet of Oil States International, Inc., as of December 31, 1999, and the related consolidated statement of operations, stockholders' equity and cash flows for the year ended December 31, 1999, included in the combined financial statements of Oil States International, Inc. as of such date and for such period have been audited by Arthur Andersen LLP, independent auditors, each as set forth in their respective reports thereon incorporated by reference herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing. Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under
Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered pursuant to this prospectus has been passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.

                     [OIL STATES INTERNATIONAL, INC. LOGO]